FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: June 4, 2003	/s/ James A. Ryan James A. Ryan Chief Financial Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

UKBETTING, UK’S LARGEST INDEPENDENT ONLINE SPORTS CONTENT PROVIDER,
LAUNCHES NEW POKER SITES USING CRYPTOLOGIC SOFTWARE

CryptoLogic’s multi-player poker technology is made available to millions of Europeans

June 4, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that another leading European customer has launched new online poker offerings that add to the increasingly large global player community enjoying live poker action powered by CryptoLogic-developed software.

Through an exclusive license agreement with CryptoLogic’s wholly-owned subsidiary, WagerLogic Inc., ukbetting plc has now introduced WagerLogic’s Internet poker at its well-known betting sites, www.ukbetting.com and www.totalbet.com. A licensed and regulated online sports book and the UK’s largest independent Internet sports content provider through its sites, www.sportinglife.com and www.teamtalk.com, ukbetting targets its interactive wagering and sports content services to a monthly user base of 3.5 million European sports fans.

“The ukbetting group adds to the growing number of international brand name customers leveraging the success of our poker solution to expand into this big growth market on the Internet,” said Lewis Rose, CryptoLogic’s President and CEO. “Since the launch of our poker product last fall, hundreds of players worldwide play at our customers’ sites every day, and have taken home tens of millions of dollars in winnings. We have quickly proven ourselves as a market-leading provider of online poker entertainment.”

ukbetting’s new online poker sites bring the land-based poker room experience, live to the Internet. ukbetting’s fast-growing international customer base can now enjoy the most popular poker games – Texas Hold’em, 7-Card Stud, Omaha High and Omaha High/Low – with players from around the world, anytime of the day. The scalability and liquidity of WagerLogic’s centralized poker software ensure that players can always find a game at their desired stake level. Players also have the convenience and choice of currency – U.S. dollars, British pound sterling or Euros – all at the same table. Single table tournament capability is the most recent enhancement, providing a popular marketing feature that increases player appeal and traffic.

“CryptoLogic has enabled us to quickly and easily introduce multi-player poker games to our interactive wagering services,” said Eric Semel, Chief Executive Officer, ukbetting plc. “The success of their centralized poker technology in multi-currencies means that our players can instantly enjoy live poker play – there is always a game. For ukbetting, we can leverage our extensive customer base and brand name to gain early entry into the large, fast-growing poker segment on the Internet with immediate market penetration and results.”

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.2 million shares on a diluted basis, based on the treasury method).

About ukbetting plc (www.ukbetting.com)
Listed on the London Stock Exchange Alternative Investment Market, ukbetting plc (AIM: UKB.L) is a leading digital wagering operator as well as the largest independent sports content provider in the U.K. that reaches 3.5 million unique users each month.

ukbetting provides its sports content services through www.sportinglife.com, bettingzone.co.uk and www.TEAMtalk.com. As well, Sportinglife supplies content to well known Internet Service Providers including AOL, BT Openworld and Yahoo. In partnership with BT Openworld, ukbetting also provides video-on-demand sports programming across six channels through the U.K.‘s first broadband sports network, called Sportal OnDemand. The company’s digital wagering services are provided through www.ukbetting.com and www.totalbet.com, with 150,000 registered betting customers. These sites offer in-depth information and the ability to place fixed-odd bets on a wide range of sporting events including horse racing, football, cricket, rugby, tennis and much more.

For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	At Argyle Rowland, (416) 968-7311 (media only) Daniel Tisch, dtisch@argylerowland.com Rajani Kamath, rkamath@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.